                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Vivid Technologies
-------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    928538107
                    ---------------------------------------
                                (CUSIP Number)


                               December 31, 1998
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

---------------------
CUSIP No. 928538107                   13G
---------------------

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Massachusetts Capital Resource Company
               042631251
-----------------------------------------------------------------------------------------
                                                    (a)                         [_]
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                    (b)                         [_]
-----------------------------------------------------------------------------------------
3.      SEC USE ONLY
-----------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            A Massachusetts corporation
-----------------------------------------------------------------------------------------
                5.  SOLE VOTING POWER
  NUMBER OF             746,284 shares
    SHARES      -------------------------------------------------------------------------
 BENEFICIALLY   6.  SHARED VOTING POWER
                        ----
   OWNED BY     -------------------------------------------------------------------------
     EACH       7.  SOLE DISPOSITIVE POWER
  REPORTING             746,284 shares
    PERSON      -------------------------------------------------------------------------
     WITH       8.  SHARED DISPOSITIVE POWER
                        ----
-----------------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    746,284 shares
-----------------------------------------------------------------------------------------
10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                       [_]
        CERTAIN SHARES (See Instructions)
-----------------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    8.0%
-----------------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON (See Instructions)
                    PN
-----------------------------------------------------------------------------------------

                               Page 2 of 5 Pages

SCHEDULE 13G
------------


Item 1(a)  Name of Issuer:
                Vivid Technologies

     1(b)  Address of Issuer's Principal Executive Offices:
                10 E. Commerce Way
                Woburn, MA  01801

Item 2(a)  Name of Person Filing:
                Massachusetts Capital Resource Company

     2(b)  Address of Principal Business Office or, if none, Residence:
                The Berkeley at 420 Boylston St.
                Boston, MA  02116

     2(c)  Citizenship:
                A Massachusetts Corporation

     2(d)  Title of Class of Securities:
                Common Stock

     2(e)  CUSIP Number:
                928538107

Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
                The reporting person is an Investment Adviser registered under
                Section 203 of the Investment Advisers Act of 1940.

Item 4  Ownership:

      4(a) Amount beneficially owned:
                746,284 shares

     4(b)  Percent of Class:
                8.0%

     4(c)  Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote:
                746,284 shares

                               Page 3 of 5 Pages

           (ii) Shared power to vote or to direct the vote:
                        ----

           (iii) Sole power to dispose or to direct the disposition of:
                        746,284 shares

           (iv) Shared power to dispose or to direct the disposition of:
                        ----


Item 5  Ownership of Five Percent or Less of a Class:
                Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
                The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                Not Applicable.

Item 8  Identification and Classification of Members of the Group:
                Not Applicable.

Item 9  Notice of Dissolution of Group:
                Not Applicable.

Item 10 Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 MASSACHUSETTS CAPITAL RESOURCE COMPANY


                                 By: /s/ William J. Torpey, Jr.
                                     Name:   William J. Torpey, Jr.
                                     Title:  President

February 11, 1999

                               Page 4 of 5 Pages

                                   Exhibit A

   Massachusetts Capital Resource Company is a limited partnership. Each of its partners is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. Its general partners are:

           John Hancock Mutual Life Insurance Company
           New England Life Insurance Company
           Massachusetts Mutual Life Insurance Company
           Allmerica Financial Corporation

   Its limited partners are:

           Provident Life and Accident Insurance Company
           Berkshire Life Insurance Company
           Boston Mutual Life Insurance Company
           Metropolitan Life Insurance Company

                               Page 5 of 5 Pages